

June 23, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Corgi ETF Trust I
        Issuer CIK: 0002078265
        Issuer File Number: 333-289838/811-24117
        Form Type: 8-A12B
        Filing Date: June 23, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Corgi ACLS 2x Daily ETF, Corgi ACMR 2x Daily ETF, Corgi CAMT 2x Daily ETF, Corgi CRUS 2x Daily ETF, Corgi LASR 2x Daily ETF, Corgi LRN 2x Daily ETF, Corgi MNST 2x Daily ETF, Corgi SIMO 2x Daily ETF, Corgi UCTT 2x Daily ETF, Corgi UMC 2x Daily ETF, Corgi CART 2x Daily ETF, Corgi KEYS 2x Daily ETF, Corgi ONTO 2x Daily ETF, Corgi RMBS 2x Daily ETF, Corgi TPL 2x Daily ETF and Corgi MSI 2x Daily ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications